NOVA LIFESTYLE, INC.
6451 E. Washington Blvd.
Commerce, CA 90040
(323) 888-9999

September 1, 2011

VIA EDGAR

Pamela Long
Assistant Director
Division of Corporation Finance
Mail Stop 4631
U.S. Securities and Exchange Commission
100 F. Street, N.E.
Washington, DC 20549

Re:     Nova Lifestyle, Inc.
Amendment No. 1 to Current Report on Form 8-K
Filed August 10, 2011
Form 10-Q for the Quarter Ended June 30, 2011
Filed August 15, 2011
File No. 333-163019

Dear Ms. Long:

This letter is in response to the comment letter of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), dated August 24, 2011, to Nova Lifestyle, Inc. (the “Company”) regarding the above-captioned filings of the Company. Please note that the Staff’s comments are restated below along with the Company’s responses.

Amendment No. 1 to Current Report on Form 8-K filed on August 10, 2011

Business, page 3

Suppliers and Raw Materials, page 11

1.
We note your response to comment 26 of our letter dated July 27, 2011, including your response that you may not be able to pass all increases in raw material costs to your customers in the international markets, but are less susceptible to short-term raw material price swings in China because of rights reserved under your franchise agreements.  In future filings, please include similar disclosure in your Business Section under “Suppliers and Raw Materials” and in your Management’s Discussion and Analysis, as appropriate.

Response:

The Company will include the disclosure in future filings in accordance with the Staff’s comment.

Security Ownership of Certain Beneficial Owners and Management, page 46

2.
We note your response to comment 32 of our letter dated July 27, 2011.  In future filings, please include disclosure that Mr. Wong and Mr. Ho are co-owners of Nova Holdings, similar to the disclosure that you have included for Mr. Jiang and Mr. Liu regarding their ownership of St. Joyal.

Response:

The Company will include the disclosure in future filings in accordance with the Staff’s comment.

Ms. Pamela Long
U.S. Securities and Exchange Commission
September 1, 2011

Description of Securities, page 53

3.
We note your revisions in response to comment 37 of our letter dated July 27, 2011.  We note further that your current disclosure states that the description is a summary of your Articles of Incorporation and Amended and Restated Bylaws.  In future filings, please revise your disclosure to state that the summary includes all material provisions of your common stock.

Response:

The Company will include the disclosure in future filings in accordance with the Staff’s comment.

Form 10-Q for the Quarter Ended June 30, 2011

Net Sales, page 28

4.
In future filings please identify and quantify the product categories that materially impact your results of operations. Refer to Sections 501.04 and .05 of the Financial Reporting Codification for guidance.

Response:

The Company will include the disclosure in future filings in accordance with the Staff’s comment.

Ms. Pamela Long
U.S. Securities and Exchange Commission
September 1, 2011

Cost of Sales, page 29

5.
You disclose that costs of sales consist primarily of material costs, labor costs and related overhead directly attributable to the production of your products.  In future filings please quantify each contributing factor so that an investor can assess the materiality of each contributing factor. Refer to Section 501.04 of the Financial Reporting Codification for guidance.

Response:

The Company will include the disclosure in future filings in accordance with the Staff’s comment.

Controls and Procedures, page 34

6.
With respect to the material weaknesses relating to (1) the failure to timely accrue or amortize expenses and (2) inadequate policies and procedures for inventory, please supplementally tell us the specific steps the company has taken, if any, to remediate these material weaknesses, and please include such disclosure in future filings, as relevant.  Please also clarify what is meant by “subsequent periods” in your statement that the material weaknesses and significant deficiencies were identified in connection with the audit for the year ended December 31, 2010 and “subsequent periods.”  Further, please tell us how you were able to conclude the inventory balances at December 31, 2010, and subsequent periods were fairly stated.

Response:

The Company is in the process of developing and implementing certain remediation steps to address the identified material weaknesses in its internal control over financial reporting. To address our failure to timely accrue or amortize expenses, we have taken or will take the following steps: (i) use pre-numbered shipping and receiving documents; (ii) record insurance premiums expense over the term of the policy, beginning with the next effective date of the insurance policy; and (iii) record transactions when transactions occur instead of when invoices are received. In addition, our accounting department has implemented procedures: (i) to collect information and supporting documents from department managers for services rendered but not paid or invoices not received, with such information accrued accordingly within the current period; and (ii) to start using checklists and internal control schedules to help ensure proper and timely recording of routine payments and assets that need to be amortized each period and the accrual and amortization of expenses. We plan to seek the advice of outside consultants to assist in improving our internal controls and for the design of effective documented financial accounting policies and procedures, in particular those related to implementing and maintaining accurate inventory pricing and valuation. We have started reviewing potential vendors for these services, but we have not yet contracted with any specific vendor. As we implement the above planned measures and continue to evaluate our internal control over financial reporting, we may determine that additional measures are necessary to address these internal control deficiencies.

Ms. Pamela Long
U.S. Securities and Exchange Commission
September 1, 2011

The “subsequent periods” referenced in regards to the material weaknesses in internal control over financial reporting refer to the quarterly periods ended March 31, 2011, and June 30, 2011. Our independent auditors reported to management certain matters involving internal controls that they considered to be reportable conditions and material weaknesses in connection with the audit of Nova Furniture Limited for the year ended December 31, 2010, in connection with the preparation of financial statements of Nova Furniture Limited for the quarterly period ended March 31, 2011, and in connection with the preparation of financial statements of Nova Lifestyle, Inc. for the quarterly period ended June 30, 2011.

Management concluded that the Company’s inventory balances at December 31, 2010, and subsequent periods were fairly stated because, although our policies and procedures for inventory pricing and valuation lacked effective financial documentation, the practical procedures and cost calculation methodology used were in accordance with U.S. GAAP during such periods. Our procurement, logistics, manufacturing and accounting departments each have responsibilities related to inventory management, and the numbers applied in cost calculation at each period were double-checked and confirmed by all the relevant departments. Any material difference in cost calculation during the relevant period, if any, was adjusted through the course of audit under U.S. GAAP and correctly presented in the balance of inventory during such period and at the respective balance sheet date. We employ accountants in the U.S. to assist with the preparation of our financials in accordance with U.S. GAAP and to ensure that all necessary and appropriate adjustments from PRC GAAP to U.S. GAAP have been made. Accordingly, management concluded that the Company’s inventory balances at December 31, 2010, and for the quarterly periods ended March 31, 2011, and June 30, 2011, were fairly stated in the financial statements for the respective periods.

Should you or others have any questions or would like additional information, please contact Robert Newman, Esq., of Newman & Morrison LLP, at (212) 227-7422 or by fax at (212) 202-6055.

Very truly yours,

/s/ Thanh H. Lam
Thanh H. Lam
President

cc: Robert Newman, Newman & Morrison LLP